**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**



**FORM 11-K**

**Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file number **001-13069**

---

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**CHOICEPOINT INC.**
**1000 Alderman Drive, Alpharetta, Georgia 30005**

---

## General

The ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following are filed herewith as part of this annual report:

I. ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Supplemental Schedules as of and for the years ended December 31, 2004 and 2003 and Reports of Independent Registered Public Accounting Firms.

   A. Audited financial statements.

      1. Reports of independent registered public accounting firms.
      2. Statements of net assets available for benefits—December 31, 2004 and 2003.
      3. Statements of changes in net assets available for benefits, for the years ended December 31, 2004 and 2003.
      4. Notes to financial statements.

   B. Supplemental schedules.

      1. Assets (held at end of year)—December 31, 2004.
      2. Reportable transactions, for the year ended December 31, 2004.

   C. Consents of Independent Registered Public Accounting Firms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Date: June 28, 2005

By: ______________________

John H. Karr
Plan Administrator

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with ChoicePoint Inc.'s Annual Report on Form 11-K for the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chairman and Chief Executive Officer of the Company, certifies that: Based on my knowledge,

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

Derek V. Smith
Chairman and Chief Executive Officer
June 28, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with ChoicePoint Inc.'s Annual Report on Form 11-K for the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chief Financial Officer of the Company, certifies that: Based on my knowledge,

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

Steven W. Surbaugh
Chief Financial Officer
June 28, 2005

# CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

## FINANCIAL STATEMENTS

## DECEMBER 31, 2004 AND 2003

# CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

*Table of Contents*

*December 31, 2004 and 2003*



Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Group Benefits Committee and Participants
ChoicePoint Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

June 27, 2005

Deloitte.

Deloitte & Touche LLP
Suite 1500
191 Peachtree Street NE
Atlanta, GA 30303-1924
USA

Tel: +1 404 220 1500
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Group Benefits Committee and Participants
ChoicePoint Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 24, 2004

# CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

## *Statements of Net Assets Available for Benefits*

| | *December 31,* | |
|---|---|---|
| | *2004* | *2003* |
| Assets: | | |
| Investments, at fair value: | | |
| Money market fund | $ 1,823,000 | $ 1,509,241 |
| ChoicePoint Inc. common stock | 98,711,556 | 86,343,974 |
| Mutual funds | 78,304,421 | 58,529,202 |
| Collective trust fund | 27,541,540 | 29,150,247 |
| Total investments | 206,380,517 | 175,532,664 |
| Participant contributions receivable | 256,679 | 519,101 |
| Interest receivable | 2,996 | - |
| Total assets | 206,640,192 | 176,051,765 |
| Liability - due to broker | 83,592 | 82,669 |
| Net Assets Available for Benefits | $ 206,556,600 | $ 175,969,096 |

See notes to financial statements.

# CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

## *Statements of Changes in Net Assets Available for Benefits*

| | For the year ended December 31, 2004 | 2003 |
|---|---|---|
| Additions to net assets attributable to: | | |
| Investment income: | | |
| Net appreciation in fair value of investments | $ 23,302,341 | $ 6,960,649 |
| Dividends and interest | 3,804,764 | 2,223,632 |
| Total investment income | 27,107,105 | 9,184,281 |
| Contributions: | | |
| Employer - net of earnings on unallocated deposits | 5,425,000 | 4,800,000 |
| Participant | 12,201,220 | 10,261,242 |
| Rollovers from qualified plans | 1,185,926 | 2,188,917 |
| Total contributions | 18,812,146 | 17,250,159 |
| Total additions | 45,919,251 | 26,434,440 |
| Deductions from net assets attributable to: | | |
| Participant withdrawals | (15,768,947) | (20,513,613) |
| Total deductions | (15,768,947) | (20,513,613) |
| Net increase | 30,150,304 | 5,920,827 |
| Transfer of assets to this plan (Note 9) | 437,200 | - |
| Net Assets Available for Benefits: | | |
| Beginning of year | 175,969,096 | 170,048,269 |
| End of year | $ 206,556,600 | $ 175,969,096 |

See notes to financial statements.

Note 1 - Description of the Plan:

General

The following brief description of the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All salaried employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the "Company") who have completed 90 days of service are eligible to participate in the Plan and are eligible to receive Company matching contributions. An employee is eligible to receive profit-sharing contributions after they have completed one year of service. Nonsalaried employees, leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan.

Administration

The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). Fidelity Institutional Retirement Services Company ("Fidelity") performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee ("Benefits Committee") oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company's Board of Directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the Benefits Committee. The Executive Committee has designated the Company's Chief Financial Officer and Vice President of Insurance and Benefits as the named fiduciaries and plan administrators.

Participant accounts

Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's net investment earnings (losses), Company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant's account). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant contributions

Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pre-tax or after-tax basis. In addition, each non-highly compensated participant may elect to make supplemental contributions for 2004 of 1% to 69% and for 2003 of 1% to 19% of pay on a pre-tax or after-tax basis through payroll deductions, subject to certain Internal Revenue Code

Note 1 - Description of the Plan - continued:

Participant contributions - continued

("IRC") limits. Highly compensated employees may also elect to make supplemental contributions for 2004 of 1% to 4% and for 2003 of 1% to 2% subject to IRC limits. In addition, all participants who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions subject to IRC limitations. Participant contributions are allocated among investment options, as directed by the individual participants.

Company contributions

The Plan requires the Company to make an annual minimum matching contribution of 25% of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company on or after age 50 if age plus years of service is equal to 75 and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. The Company may also make a discretionary matching contribution. For 2004 and 2003, the Company's minimum and discretionary contribution resulted in an aggregate matching contribution of 58% and 61%, respectively, of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary profit-sharing contribution to the Plan each year ("profit-sharing contribution"). The amount of this profit-sharing contribution may vary for different business units of the Company and is allocated among the participants in each business unit based on their relative compensation within the business unit. The Company made no profit-sharing contributions in 2004 and 2003.

As a result of its spin off from Equifax, Inc., the Company agreed to make an annual transition contribution to current ChoicePoint Inc. employees that were employed at the spin off date. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The Company elected to make a transition contribution for the 2004 plan year of $1,429,045 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2004. The transition contribution for the 2003 plan year was $1,543,029 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2003. In addition, employees must be age 21 with one year of service as of August 1, 1997 in order to receive a transition contribution. The transition contribution was both age- and service-weighted, with the percent of compensation

Note 1 - Description of the Plan - continued:

Company contributions - continued

contributed ranging from .5% to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions and transition contributions are made to the ChoicePoint Stock Fund ("CSF"), where they must remain as long as a participant is an active employee of the Company. The Plan was amended effective April 1, 2002 whereby participants age 55 or older are allowed to transfer their matching contributions and transition contributions to other investment options at the participant's election. The profit-sharing contribution, if any, is made to the CSF initially but may be transferred to other investment options at the participant's election.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the Company's contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2004 and 2003, the Company contributed $5,425,000 and $4,800,000, respectively, to the Plan which was invested in the CSF. Investment appreciation on these funds was $834,269 and $876,440 at December 31, 2004 and 2003, respectively. These earnings, along with the Company's contributions, were used to fund the matching and transition contributions for the years ended December 31, 2004 and 2003. At December 31, 2004 and 2003, unallocated contributions totaled $0 and $1,543,029, respectively.

Vesting and forfeitures

Participants are 100% vested in their account balances, including all Company contributions, at all times. The transition contribution is fully vested for active employees as of December 31, 2004 and 2003.

Investment options

The participants may direct their elective deferrals, profit-sharing contributions and for those participants age 55 or older, transition and Company matching contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in ChoicePoint Inc. common stock through a unitized fund, the CSF, which includes an investment in a money market fund for liquidity purposes. All matching and transition contributions made by the Company are invested in the CSF and may not be transferred to other investment options until the participant is separated from service or attained age 55.

## Note 1 - Description of the Plan - continued:

### Participant withdrawals

Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70½, or he/she may elect to withdraw all, or a portion, of his/her account balance, including Company contributions. If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant's beneficiary may take a distribution of the participant's account as soon as administratively feasible after the participant's death or may defer taking the distribution for up to five years following the participant's death.

Upon attainment of age 59½, a participant may elect to withdraw all or part of his/her account, excluding the Company contribution portion of the account. In-service withdrawals of a participant's pre-tax contribution account are allowed in cases of proven financial hardship. If a participant's account balance is less than $5,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash, in common stock of the Company, or in any combination of the two, at the election of the participant.

### Plan termination

Although the Company expects for the Plan to continue indefinitely, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA.

## Note 2 - Summary of significant accounting policies:

### Basis of accounting

The financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

### Investment valuation and income recognition

Investments of the Plan are carried at fair value as determined by quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### Payment of benefits

Benefits are recorded when paid.

Note 2 - Summary of significant accounting policies - continued:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee. The brokerage commissions and related expenses on security transactions are included in the net appreciation (depreciation) in fair value of investments.

Reclassifications

Certain line items in the financial statements have been reclassified for the year ended December 31, 2003. The presentation is a more accurate representation and is consistent with the presentation for the year ended December 31, 2004.

Note 3 - Investments:

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003 are as follows:

| | |
|---|---|
| 2004: | |
| ChoicePoint Inc. common stock, 2,146,370 shares | $ 98,711,556* |
| Fidelity Managed Income Portfolio, 27,541,540 shares | 27,541,540 |
| Fidelity Low-Priced-Stock Fund, 368,819 shares | 14,844,979 |
| Fidelity Spartan US Equity Index Fund, 326,725 shares | 14,003,424 |
| Fidelity Capital Appreciation Fund, 464,308 shares | 12,085,948 |
| 2003: | |
| ChoicePoint Inc. common stock, 2,266,841 shares | $ 86,343,974* |
| Fidelity Managed Income Portfolio, 29,150,247 shares | 29,150,247 |
| Fidelity Spartan US Equity Index Fund, 303,262 shares | 11,951,557 |
| Fidelity Low-Priced-Stock Fund, 298,537 shares | 10,442,813 |
| Fidelity Capital Appreciation Fund, 379,352 shares | 9,297,929 |

*A portion of this investment is nonparticipant-directed (see Note 4).

Note 3 - Investments - continued:

Net appreciation (depreciation) in fair value of investments

The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year. The net appreciation (depreciation) in the fair value of investments by category for the years ended December 31, 2004 and 2003 is as follows:

| | 2004 | 2003 |
|---|---|---|
| ChoicePoint Inc. common stock | $ 17,514,524 | $ (3,722,342) |
| Mutual funds | 5,787,817 | 10,682,991 |
| | $ 23,302,341 | $ 6,960,649 |

Note 4 - Nonparticipant-directed fund information:

The following presents the net assets available for benefits of the CSF. The CSF, including the related money market fund, includes both participant and nonparticipant-directed components.

The employer matching and transition contribution portions of this fund for employees who have not attained age 55 are considered to be nonparticipant-directed and represent approximately 25% and 20% of the net assets available in the CSF as of December 31, 2004 and 2003, respectively:

| | 2004 | 2003 |
|---|---|---|
| Investments: | | |
| Money market fund | $ 1,823,000 | $ 1,509,241 |
| ChoicePoint Inc. common stock | 98,711,556 | 86,343,974 |
| | 100,534,556 | 87,853,215 |
| Interest receivable | 2,996 | - |
| Liability - due to broker | (83,592) | (84,117) |
| Net assets available for benefits | $ 100,453,960 | $ 87,769,098 |

Note 4 - Nonparticipant-directed fund information - continued:

The change in net assets available for benefits for the CSF for the years ended December 31, 2004 and 2003 is as follows:

| | 2004 | 2003 |
|---|---|---|
| Additions from net assets attributable to: | | |
| Participant | $ 2,115,541 | $ 2,263,201 |
| Employer, net of earnings on unallocated deposits | 5,425,000 | 4,800,000 |
| Net appreciation in fair value of ChoicePoint Inc. common stock | 17,514,524 | - |
| Interest | 22,986 | 18,595 |
| Total additions | 25,078,051 | 7,081,796 |
| Deductions from net assets attributable to: | | |
| Participant withdrawals | (6,401,618) | (10,210,681) |
| Net interfund transfers | (5,991,571) | (7,389,434) |
| Net depreciation in fair value of ChoicePoint Inc. common stock | - | (3,722,342) |
| Total deductions | (12,393,189) | (21,322,457) |
| Net increase (decrease) | 12,684,862 | (14,240,661) |
| Net assets available for benefits, beginning of year | 87,769,098 | 102,009,759 |
| Net assets available for benefits, end of year | $ 100,453,960 | $ 87,769,098 |

Note 5 - Related-party transactions:

Certain Plan investments are shares of mutual funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated July 15, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7 - Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003 per the financial statements to the Form 5500:

| | 2004 | 2003 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 206,556,600 | $ 175,969,096 |
| Participant contributions receivable | (256,679) | (519,101) |
| Net assets available for benefits per Form 5500 | $ 206,299,921 | $ 175,449,995 |

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Participant contributions per the financial statements | $ 12,201,220 | $ 10,261,242 |
| Change in participant contributions receivable | 262,422 | (28,172) |
| Participant contributions per Form 5500 | $ 12,463,642 | $ 10,233,070 |

As discussed in Note 2, the financial statements have been prepared on the accrual basis of accounting. The Form 5500 has been prepared on the modified cash basis of accounting. These reconciling items reflect the portion of net assets available for benefits and participant contributions on the financial statements not settled in cash as of December 31, 2004 and 2003.

Note 8 - Risks and Uncertainties:

The Plan utilizes various investment instruments including mutual funds, a collective trust fund, and ChoicePoint Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 9 - Plan transfers:

On May 3, 2004, Accident Report Services, Inc. 401(k) Profit Sharing Plan & Trust was merged into the Plan. All assets of the aforementioned plan in the amount of $21,072 were transferred to the Plan on that date.

On June 1, 2004, the Bode Technology Group, Inc. Retirement Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $416,128 were transferred to the Plan on that date.

Note 10 - Plan sponsor litigation:

A class action lawsuit was filed in the United States District Court for the Northern District of Georgia on May 20, 2005 against ChoicePoint Inc. and certain individuals who are alleged to be Plan fiduciaries. The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of ChoicePoint Inc. stock by the Plan on and after November 24, 2004. The defendants intend to defend against this action vigorously.

Note 11 - Subsequent events:

The plan was amended as of January 1, 2005 to allow participants to take loans. The amount of the loan shall be limited to the lesser of $50,000 or 50% of the vested balance and must be repaid within five years.

On February 1, 2005, the Identico Systems, LLC 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $237,382 were transferred to the Plan on that date.

On June 1, 2005, the DBT Online, Inc 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $2,076,656 were transferred to the Plan on that date.

SUPPLEMENTAL SCHEDULES

(See Report of Independent Registered Public Accounting Firm)

# CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

***EIN 58-2309650***
***Plan Number - 001***
***December 31, 2004***

**Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)**

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value | (d) Cost | (e) Fair Value |
|---|---|---|---|---|
| | **COMMON STOCK:** | | | |
| * | ChoicePoint Inc. | Common Stock, 2,146,370 shares | $ 33,455,406 | $ 98,711,556 |
| | **COLLECTIVE TRUST:** | | | |
| * | Fidelity Group Trust for Employee Benefit Plans | Managed Income Portfolio, 27,541,540 units | ^ | 27,541,540 |
| | **MONEY MARKET FUNDS:** | | | |
| * | Fidelity Investments | Institutional Cash Portfolio, 1,823,000 shares | 1,823,000 | 1,823,000 |
| | **MUTUAL FUNDS:** | | | |
| * | Fidelity Puritan Trust | Fidelity Low-Priced Stock Fund, 368,819 shares | ^ | 14,844,979 |
| * | Fidelity Concord Street Trust | Spartan US Equity Index Fund, 326,725 shares | ^ | 14,003,424 |
| * | Fidelity Capital Trust | Fidelity Capital Appreciation Fund, 464,308 shares | ^ | 12,085,948 |
| * | Fidelity Aberdeen Street Trust | Fidelity Freedom 2020 Fund, 461,751 shares | ^ | 6,446,045 |
| * | Fidelity Concord Street Trust | Fidelity U.S. Bond Index Portfolio, 478,094 shares | ^ | 5,325,965 |
| * | Fidelity Commonwealth Trust | Fidelity Small Cap Stock Fund, 291,688 shares | ^ | 5,297,053 |
| * | Fidelity Aberdeen Street Trust | Fidelity Freedom 2010 Fund, 325,372 shares | ^ | 4,431,563 |
| * | Fidelity Investment Trust | Fidelity Diversified International Fund, 145,408 shares | ^ | 4,164,490 |
| * | Fidelity Devonshire Trust | Fidelity Equity Income Fund, 52,871 shares | ^ | 2,790,506 |
| * | Templeton Developing | | | |
| * | Markets Trust | Templeton Developing Markets Fund, 91,846 shares | ^ | 1,700,989 |
| * | Fidelity Aberdeen Street Trust | Fidelity Freedom 2030 Fund, 120,105 shares | ^ | 1,691,072 |
| * | Fidelity Aberdeen Street Trust | Fidelity Freedom Income Fund, 141,679 shares | ^ | 1,596,724 |
| * | Fidelity Puritan Trust | Pimco High Yield ADM Fund, 141,385 shares | ^ | 1,409,606 |
| * | Ariel Investment Trust | Ariel Fund, 21,499 shares | ^ | 1,143,127 |
| * | Fidelity Aberdeen Street Trust | Fidelity Freedom 2040 Fund SM, 118,183 shares | ^ | 977,375 |
| * | Fidelity Fixed-Income Trust | Fidelity Short-Term Bond Fund, 44,048 shares | ^ | 395,555 |
| | Total mutual funds | | | 78,304,421 |
| | Total | | | $ 206,380,517 |

* Indicates a party-in-interest to the Plan.
^ Information not required

# CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

***EIN 58-2309650***
***Plan Number - 001***
***December 31, 2004***

**Schedule H, Part IV, Line 4j - Reportable Transactions**

| (a) (b) Identity of Party Involved and Description of Asset | (c) Purchase Price | (d) Selling Price | (g) Cost of Asset | (h) Current Value of Asset on Transaction Date | (i) Net Gain |
|---|---|---|---|---|---|
| **ChoicePoint Inc. Common Stock** | | | | | |
| Purchased | $ 5,526,577 | $ - | $ - | $ 5,526,577 | $ - |
| Sold | - | 10,680,850 | 3,800,347 | 10,680,850 | 6,880,502 |
| **Fidelity Institutional Cash Portfolio** | | | | | |
| Purchased | 16,470,610 | - | - | 16,470,610 | - |
| Sold | - | 16,156,852 | 16,156,852 | 16,156,852 | - |

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-32453 of ChoicePoint Inc. on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of ChoicePoint Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2004.

Frazier & Deeter, LLC

Atlanta, Georgia
June 27, 2005

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-32453 of ChoicePoint Inc. on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of Choicepoint, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Atlanta, Georgia
June 28, 2005